Exhibit 12.1

Invesco Mortgage Capital Inc. Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in thousands)
	Six Months Ended June 30, 2014(1)	Years Ended December 31,
		2013	2012	2011	2010	2009
Net Income	$(168,492)	$130,769	$334,490	$281,915	$98,399	$15,094
Add: Fixed Charges
Interest Expense	138,050	332,252	237,405	155,241	29,556	4,627
Preferred Stock Dividends	5,425	10,851	5,395	—	—	—

Total Combined Fixed Charges	143,475	343,103	242,800	155,241	29,556	4,627
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$(25,017)	$473,872	$577,290	$437,156	$127,955	$19,721

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	*	1.4x	2.4x	2.8x	4.3x	4.3x

(1)	Effective December 31, 2013, we voluntarily discontinued hedge accounting for our interest rate swap agreements by de-designating the interest rate swaps as cash flow hedges. The changes in the fair value of the interest rate swap agreements are recorded in gain (loss) on interest derivative instruments, net in our consolidated statements of operations, rather than in accumulated other comprehensive income.
*	Due to the voluntary discontinuation of hedge accounting for our interest rate swap agreements effective December 31, 2013, the ratio was less than 1:1. We would need to generate additional earnings before income taxes of $168,492 to achieve a coverage ratio of 1:1.